Steven F. Carman
4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.983.8153
Fax: 816.983.8080
steve.carman@huschblackwell.com

July 19, 2013

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           MacKenzie Realty Capital, Inc. (the “Fund”)
Your File Nos. 814-00961 and 333-181853

Dear Mr. Ganley:

On June 1, 2012, the Fund filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”).  The Fund received comments on the Registration Statement from Mr. Bo Howell of the Staff by letter dated July 3, 2012, later received oral comments from Brion Thompson, and subsequently received further oral comments from you.  On May 30, 2013, the Fund filed Amendment No. 1 to the Registration Statement, reflecting responses to the comments and the oral comments received, and updating certain information relating to the Fund.

The Fund subsequently received oral comments from the Staff.  The Fund has filed today Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”), reflecting responses to the oral comments received, and updating certain information relating to the Fund.  The Amendment also contains various disclosure updates imposed by certain states in which the Fund is also registering its offering.

Each oral comment has been included below for your reference, and the Fund’s response is presented below each comment.  We note that we have made a number of clarifications throughout the Amendment regarding how broker-dealers’ expenses will be paid, but no changes have been made to those terms.

The Fund seeks to begin its marketing and complete its Blue Sky approvals as soon as possible.  Accordingly, we respectfully request that any remaining comments on the Amendment be provided expeditiously.

Comment 1:	Please increase the font size of the bullets on the cover page.
Fund Response:	The requested disclosure has been included on the cover page of the Amendment.
Comment 2:	Please add the cover page bullets above the signature line in the Fund’s subscription agreement.
Fund Response:	The subscription agreement has been so modified and has been filed as an exhibit to the Amendment.

John Ganley
July 19, 2013

Comment 3:	Please clarify whether the Fund’s investment adviser is permitted to seek reimbursement of the offering expenses it pays.
Fund Response:	MCM Advisers may not, and will not, seek reimbursement of any offering expenses it pays on the Fund’s behalf.
Comment 4:	In light of Rule 35d-1 adopted under the Investment Company Act of 1940 (the “1940 Act”) and the Fund’s name, please add disclosure consistent with such Rule.
Fund Response:
The Amendment contains the recital of the Fund’s policy to invest at least 80% of its assets in securities of companies operating in the real estate sector, under normal market conditions, on pages 1, 39 and 59.

Comment 5:	If the “Legacy Funds” are exempt under section 3(c)(1) of the 1940 Act, please explain how they comply with the prohibition in Section 12(d)(1)(A)(i) by owning more than 3% of the Fund.
Fund Response:
Section 12(d)(1)(A)(i) of the 1940 Act prohibits a fund that is exempt under Section 3(c)(1) from acquiring any security of a registered investment company if after such acquisition, such 3(c)(1) fund would own more than 3% of the total outstanding voting stock of any registered investment company.
At the time the Legacy Funds acquired their shares of common stock of the Fund, the Fund was not a registered investment company for purposes of such prohibition.  Section 60 of the 1940 Act does apply the provisions of Section 12 to a business development company (“BDC”), but the Fund has yet to make its BDC election under the 1940 Act.  Accordingly, at the time of the Legacy Funds’ acquisitions of Fund stock, the prohibition respecting the Fund in Section 12(d)(1)(A)(i) did not apply.
Furthermore, Section 12(d)(1)(D) of the 1940 Act exempts from the prohibition of Section 12(d)(1)(A) any securities issued in connection with “a plan of reorganization.”  Section 2(a)(33) defines a “reorganization” to include a sale of 75% or more in value of the assets of a company.  Since the “Legacy Portfolio Acquisition” by the Fund consisted of the Fund’s acquisition of all of the Legacy Funds’ assets, it would be a “reorganization” under Section 2(a)(33), and thus the transactions would have in any event been exempted from Section 12(d)(1)(A) via Section 12(d)(1)(D).

Comment 6:	Please explain how the Legacy Funds will comply with the prohibition in Section 12(d)(1)(A)(i) by owning more than 3% of the Fund going forward.
Fund Response:	No Legacy Funds plan to purchase any shares of the Fund, and would not purchase any additional shares if it would violate Section 12(d)(1)(A) or any other provision of the 1940 Act.
Comment 7:	When combining the first two bullet point risks on the cover, add to the end that investors will likely not receive the full NAV upon resale.
Fund Response:	The revision has been made to the cover page of the Amendment.
Comment 8:
On the cover in the risk bullet beginning “We have implemented …,” please modify to state that the Fund will implement the share repurchase program, and clarify that the Fund does not anticipate repurchasing more than 5% of the outstanding shares.

John Ganley
July 19, 2013

Fund Response:	The revisions have been made to the cover page of the Amendment.
Comment 9:	In the last paragraph of the cover, please delete the references to the 1940 Act.
Fund Response:	The revision has been made to the cover page of the Amendment.
Comment 10:	On page 1 under “MacKenzie Realty,” third paragraph, please clarify that the securities are not listed.
Fund Response:	The revision has been made on page 1 of the Amendment.
Comment 11:	On page 3 under “Investment Strategy,” first paragraph, please add a parenthetical explaining what a tender offer is.
Fund Response:	The revision has been made on page 3 of the Amendment.
Comment 13:	On page 4 under “Risk Factors,” seventh bullet, please clarify that the Legacy Fund Portfolio is currently concentrated in California.
Fund Response:	The revision has been made to page 3 of the Amendment.
Comment 14:	On page 5 under “Share Repurchase Program,” fourth paragraph, please move the 5% limitation from the fifth paragraph.
Fund Response:	The revision has been made to page 5 of the Amendment.
Comment 15:
Under “Fees and Expenses,” please add a separate line to reflect the “Portfolio Structuring Fee.”  Since the fee is for investment advisory services, we think it makes more sense to be under “Annual expenses …”

Fund Response:	After further reflection and discussions with the Staff, we have revised the Fees and Expenses presentation to better reflect the Portfolio Structuring Fee.
Comment 16:	On page 10 under the Example, please make the cross-reference to the “Annual expenses,” not the “Stockholder transaction expenses.”
Fund Response:	The revision has been made to page 10 of the Amendment.
Comment 17:
On page 10, the Fund should not base its estimated expenses on an offering amount for which it is not confident it will raise.  Accordingly, consider whether the amounts on which the estimates are made should be reduced, and if so, add a line to the example showing both amounts.

Fund Response:
The Fund’s larger broker-dealers have expressed great confidence that the offering will raise at least $40,000,000, and in fact believe that the actual amount will be closer to $50,000,000 than to $40,000,000.  Therefore, we believe it is reasonable and appropriate to estimate expenses based on a $40,000,000 offering.

John Ganley
July 19, 2013

Comment 18:	In footnote 9 on page 11, please make reference to six to nine months after the Fund’s receipt of proceeds.
Fund Response:	The revision has been made in footnote 7 on page 11 of the Amendment.
Comment 19:	On page 21 under the risk headed “We will not participate ….,” please clarify that the Fund will offer to provide managerial assistance
Fund Response:	The revision has been made to page 21 of the Amendment.
Comment 20:	On page 25, please revise the risk heading “Prior to listing ….” to clarify that the Fund anticipates such listing at least eight years from closing of the offering.
Fund Response:	The revision has been made to page 25 of the Amendment.
Comment 21:	On page 26, clarify that the Fund will employ the proceeds in six to nine months from when it receives offering proceeds.
Fund Response:	The revision has been made to page 26 of the Amendment.
Comment 22:	On page 30, please redefine the “Code” in the second paragraph.
Fund Response:	The revision has been made to page 30 of the Amendment.
Comment 23:	Under “Dilution,” please add a table showing the estimated dilution that will be experienced by stockholders in the offering.
Fund Response:
The revision has been made to page 32 of the Amendment.
We also note that the Fund commits that if it later determines to sell shares below $10 per share in the offering, it will come back to the Staff with an amendment to the Registration Statement.

Comment 24:	Please revise the disclosure to reflect the process the Fund will use to obtain stockholder approval to sell shares below NAV.
Fund Response:
The revision has been made to pages 9, 37, 62 and 68 of the Amendment.
We also note that the Fund will file with the Staff its preliminary proxy statement within five days of the effectiveness of the Registration Statement, and, as disclosed in the Amendment, will not effect sales in the offering until after its current stockholders have again approved the sale of shares below NAV.

Comment 25:	Please clarify when the Fund believes it will make its REIT election in light of the number of stockholders required under the Internal Revenue Code.
Fund Response:
Page 71 of the Amendment details the requirements for REIT status, which include that in the year the REIT election is made, it must have at least 100 beneficial owners, of which not more than 50% in value of the outstanding stock may be owned (directly or indirectly) by five or fewer individuals.  The Fund anticipates having the requisite number of stockholders in 2013, after which it will initially file a return making the

John Ganley
July 19, 2013

REIT election. We also note that the Fund’s articles of incorporation limit individual ownership of its stock to 9.8%, which is intended to protect the Fund’s REIT status once invoked.
Comment 26:	Please confirm that the Fund has not engaged in any transactions prohibited by the 1940 Act since February 28, 2013.
Fund Response:
While the Fund made its N-54A filing electing BDC treatment and registered under the Securities Exchange Act of 1934 on July 18, 2013, it has operated as if it were already a BDC since prior to February, 2013, and we confirm that neither the Fund nor any affiliate has engaged in any transactions prohibited by the 1940 Act since February 28, 2013.

Comment 27:	Could the liquidation incentive fee be charged in a merger or on in-kind distributions?
Fund Response:	No. We have added similar clarifications on page 54 of the Amendment.
Comment 28:	Please refine the Fund’s 80% investment test.
Fund Response:	We have revised this test on pages 1, 39 and 59 of the Amendment.

We acknowledge each of the General Comments and the resulting obligation of the Fund.  Please feel free to contact me at (816) 983-8153 if you have any questions on any topic covered above.

Very Truly Yours,

/s/ Steven F. Carman

Steven F. Carman